DC

No Act
P.E 12-12-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03004538

January 9, 2003

Parth S. Munshi
Finance Counsel
Legal Division
The Coca-Cola Company
P.O. Drawer 1734
Atlanta, GA 30301

Act 1934
Section
Rule 14A-8
Public Availability 1-9-2003

Re: The Coca-Cola Company
Incoming letter dated December 12, 2002

PROCESSED
JAN 17 2003
THOMSON
FINANCIAL

Dear Mr. Munshi:

This is in response to your letter dated December 12, 2002 concerning the shareholder proposal submitted to Coca-Cola by the International Brotherhood of Teamsters General Fund. We also have received a letter from the proponent dated January 9, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, N.W.
Washington, DC 20001-2198

The Coca-Cola Company

COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P.O. DRAWER 1734
ATLANTA, GA 30301

404 676-2121
OUR REFERENCE NO.
Rule 14a-8(i)(3)

December 12, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **The Coca-Cola Company/Exclusion From Proxy Materials of Certain Portions of Share Owner Proposal Submitted by the International Brotherhood of Teamsters**

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, The Coca-Cola Company, a Delaware corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude certain portions of a share owner proposal (the "Proposal") submitted by the International Brotherhood of Teamsters (the "Teamsters") from its proxy materials for its 2003 annual meeting of share owners (the "Annual Meeting"). The Company asks that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes such portions of the Proposal from its proxy statement for the Annual Meeting for the reason set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 5, 2002. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

As more fully set forth below, we believe that certain portions of the Proposal may be excluded from the Company's 2003 proxy materials because they are false and misleading and therefore excludable under Rule 14a-8(i)(3).

BACKGROUND

The Company received the Teamsters' initial submission on October 31, 2002. A copy of the Teamsters' letter is attached as Exhibit A.

THE PROPOSAL

The Proposal reads:

"RESOLVED: That the shareholders of The Coca-Cola Company (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executive shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level."

DISCUSSION

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders that meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. However, Rule 14a-8 also provides that certain types of proposals, or portions thereof, are outside the scope of the rule and therefore need not be included in the company's proxy material. These include proposals that would violate the commission's proxy rules including Rule 14a-9 (Rule 14a-8(i)(3)).

<u>Portions of The Proposal are False and Misleading and are Therefore Excludable Under Rule 14a-8(i)(3)</u>

Rule 14a-8(i)(3) permits companies to omit a shareholder proposal and its related supporting statement if the proposal is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." See, e.g., Honeywell International, Inc. (Oct. 16, 2001); TJX Companies, Inc. (Mar. 14, 2001); Wm. Wrigley Jr. Co. (Nov. 18, 1998). The Company believes that the following portion of the Proposal is false and misleading, and therefore intends to omit such portion of the Proposal from its proxy materials for the Annual Meeting in reliance on Rule 14a-8(i)(3).

The Proposal states, "By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock option, as happened last year when *the Board re-priced stock options given to our CEO*. Previously the Board determined that Mr. Daft could have one million shares of stock worth almost $60-million if he met specific growth goals. When those goals proved elusive, the Company simply lowered the growth targets to protect Daft and retain his options." (emphasis added) (the "Statement"). The Statement is false and misleading. The Company did not reprice any options that had been granted to Mr. Daft. Additionally, the Statement is false and misleading within the meaning of 14a-9 because it charges the directors with improper conduct (in the form of lowering targets in order to permit Mr. Daft to retain his options) without factual foundation. As indicated in its proxy materials for its 2002 Annual Meeting of Shareowners, in May 2001 the Compensation Committee of the Board of Directors of the Company cancelled a previous 1,000,000 restricted share award issued to Mr. Daft in October 2000 and issued a new award for the same amount of shares with performance targets aligned with the restated earnings per share growth targets the Company disclosed to shareowners in April 2001. In light of the foregoing, the Company believes that the Statement is false and misleading and that, therefore is excludable under Rule 14a-8(i)(3) and Rule 14a-9.

CONCLUSION

For the foregoing reason, the Company has determined to exclude the Statement from the Company's proxy materials for the Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (404) 676-2671.

Very truly yours,

Parth S. Munshi
Finance Counsel

cc: International Brotherhood of Teamsters

Enclosures: 6 copies of this letter, including exhibits

EXHIBIT A

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO

OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

October 30, 2002

Received by
Susan E. Shaw

OCT 31 2002

The Coca-Cola Company

BY FAX: 404.676.8409
BY UPS NEXT DAY

Ms. Susan E. Shaw, Secretary
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

Dear Ms. Shaw:

I hereby submit the following resolution on behalf of the International Brotherhood of Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2003 Annual Meeting.

The General Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed please find relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or Airborne, as the Teamsters have a policy of accepting only union delivery.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

Enclosures
CTK/jph

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-6800

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

October 25, 2002

VIA FACSIMILE & OVERNIGHT MAIL
Ms. Susan E. Shaw
Secretary
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

Re: International Brotherhood of Teamsters General Fund

Dear Ms. Shaw:

This letter will serve as formal confirmation that the International Brotherhood of Teamsters General Fund is the beneficial owner of 100 shares of Coca-Cola Company common stock. Please be advised that these shares have been held for more than one year and are registered in The Bank of New York's DTC nominee name of Cede & Co., and are held in account # 681102. The security position has a market value in excess of $2,000.00.

If you have any questions or require additional information, please do not hesitate to call me directly at (212) 635-6121.

Very truly yours,

Elizabeth A. Baulch
Vice President
The Bank of New York as Custodian
for the International Brotherhood of Teamsters General Fund

cc: Joseph P. Horgan, Project Administrator/Corporate Affairs – International Brotherhood of Teamsters

RESOLVED:

That the shareholders of The Coca-Cola Company ("the Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants often provide levels of compensation well beyond those merited. It has become clear that stock option grants without specific performance-based targets reward executives for stock price increases due solely to a general market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare five-year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options, as happened last year when the Board re-priced stock options given to our CEO. Previously the Board determined that Mr. Daft could have one million shares of stock worth almost $60-million if he met specific growth goals. When those goals proved elusive, the Company simply lowered the growth targets to protect Daft and retain his options.

Today, stock options granted by the Company are not indexed to a peer group. As owners, we feel that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution.

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO

January 9, 2003

VIA FACSIMILE: 202.942.9525
VIA E-MAIL: cfletters@sec.gov
VIA United States Postal Service

Division of Corporation Finance
Office of the Chief Counsel
Securities & Exchange Commission
450 Fifth Street NW
Washington, D.C. 20001

RE: No-Action Request from the Coca-Cola Company ("Coke" or "the Company") regarding shareholder proposal ("the Proposal") from the International Brotherhood of Teamsters General Fund ("Teamsters," or "the Fund")

Ladies and Gentlemen:

The Teamsters are in receipt of a copy of a December 12, 2002 letter ("the letter") to you from Coke requesting no enforcement action if the Company chooses to exclude our proposal from the Company's 2003 proxy materials.

Coca-Cola claims that the proposal contains false and misleading information in the Proposal and supporting statement. The Company erroneously claims that the following statement of support from the Proposal is false and misleading:

> By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options, as happened last year when the Board re-priced stock options given to our CEO. Previously the Board determined that Mr. Daft could have one million shares of stock worth almost $60 million if he met specific growth goals. When those goals proved elusive, the Company simply lowered the growth targets to protect Daft and retain his options.

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-6800

Coke claims that the above statement is false and misleading because, as Coke's counsel notes in the letter: "the Company cancelled a previous 1,000,000 restricted share award issued to Mr. Daft in October of 2000 and issued him a new award for the same amount of shares with performance targets aligned with the restated earnings per share growth targets."

According to the Institutional Shareholder Services (ISS) ISSue Atlas glossary, repricing is defined as:

> An amendment to a previously granted stock option contract that reduces the option exercise price. ***Options can also be repriced through cancellations and re-grants.*** The typical new grant would have a ten-year term, new vesting restrictions, and a lower exercise price reflecting the current lower market price.[1] (Emphasis added)

We rely on this definition of repricing, and stand by our proposal.

The SEC's primary mission "is to protect investors and maintain the integrity of the securities markets." The Fund urges you to protect Coke's shareholders who support the indexing of stock options, and, by extension, all shareholders who take an interest in corporate governance, by denying the Company's request for no-action.

Thank you.

Sincerely,

Louis Malizia
Assistant Director for Corporate Affairs

LM/jph

cc: Parth S. Munshi, Finance Counsel, Coca-Cola Company

[1] http://www.issueatlas.com/content/menutop/glossary.html

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 12, 2002

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

There appears to be some basis for your view that Coca-Cola may exclude portions of the supporting statement under rule 14a-8(i)(3) as false and misleading in violation of rule 14a-9. In our view, the proposal must be revised as follows:

- delete the phrase "as happened last year when the Board re-priced stock options given to our CEO" from the sentence that begins "By downwardly adjusting the exercise price . . ."; and
- delete the phrase "to protect Daft and retain his options" from the sentence that begins "When those goals proved elusive . . ." and ends ". . . and retain his options."

Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Gail A. Pierce
Attorney-Advisor